FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of April, 2005

                        Commission File Number 001-13896



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


            Treasury Building, Lower Grand Street, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F     /X/                     Form 40-F   / /


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

               Yes                                      No    /X/

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

               Yes    / /                            No    /X/

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                                      -2-



     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes      / /                          No   /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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This Report of Foreign Issuer on Form 6-K is incorporated by reference into the
Post-Effective Amendments on Forms F-3 and S-8 to Form F-4 Registration Statement of Elan Corporation, plc (Registration No. 333-12756), the Registration Statement on Form F-3 of Elan Corporation, plc and Athena Neuroscience Finance, LLC (Registration No. 333-13130), and the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361,
333-07136, 333-14240, 33-27506 and 333-100252).



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                                  EXHIBIT LIST

  Exhibit     Description

    99.1      Press release dated April 13, 2005 titled:
              Positive one-year data from SENTINEL trial evaluating addition of TYSABRI(R) to AVONEX(R) presented at American Academy of Neurology meeting. Data from GLANCE safety study also presented.



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              ELAN CORPORATION, plc

                              By:   /s/ William F. Daniel
                                    --------------------------
                                    William F. Daniel
                                    Company Secretary

Date: April 13, 2005



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                                                                    Exhibit 99.1











For More Information Contact:

MEDIA CONTACTS:
Biogen Idec                               Elan
Amy Brockelman                            Anita Kawatra or
Ph: 617 914 6524                          Brian McGlynn
                                          Ph: 212 407 5740
                                          800 252 3526

INVESTOR CONTACTS:
Biogen Idec                               Elan
Elizabeth Woo                             Emer Reynolds
Ph: 617 679 2812                          Ph: 353 1 709 4000
                                          800 252 3526



          POSITIVE ONE-YEAR DATA FROM SENTINEL TRIAL EVALUATING ADDITION OF
                      TYSABRI(R) TO AVONEX(R) PRESENTED AT
                      AMERICAN ACADEMY OF NEUROLOGY MEETING

                  Data from GLANCE Safety Study Also Presented

Cambridge, MA and Dublin, Ireland - April 13, 2005 - One-year data from the Phase III SENTINEL trial, presented at the 57th annual American Academy of Neurology (AAN) meeting in Miami Beach, FL, demonstrated that when TYSABRI(R) (natalizumab) was added to AVONEX(R) (Interferon beta-1a) in patients with relapsing forms of multiple sclerosis (MS), the annualized clinical relapse rate was reduced by 54 percent over the effect of AVONEX alone (p<0.001). In addition, these data, presented for the first time at a major medical meeting, demonstrated that the addition of TYSABRI to AVONEX resulted in significantly fewer new or newly enlarging T2 hyperintense lesions and gadolinium-enhancing lesions than AVONEX alone, and that the proportion of TYSABRI/AVONEX patients who remained relapse-free was significantly higher than in the AVONEX group.

On February 28, 2005, Biogen Idec and Elan Corporation, plc announced that they voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials. This decision was based on reports of progressive multifocal leukoencephalopathy (PML), a rare and frequently fatal, demyelinating disease of the central nervous system. Biogen Idec and Elan's

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comprehensive safety evaluation concerning TYSABRI and any possible link to PML is ongoing. The results of this safety evaluation will be discussed with regulatory agencies to determine possible re-initiation of dosing in clinical trials and future commercial availability.

"SENTINEL is a large, well-designed clinical trial that for the first time evaluated the efficacy of add-on therapy for MS patients who continued to experience disease activity despite interferon therapy," said Richard Rudick, MD, lead investigator of the SENTINEL trial and director of the Mellen Center for MS Treatment and Research at Cleveland Clinic Foundation. "We look forward to learning more from the ongoing evaluation of TYSABRI."

SENTINEL One-Year Results
SENTINEL is a two-year, randomized, multi-center, placebo-controlled, double-blind study of 1,171 AVONEX-treated patients in 123 clinical trial sites worldwide. AVONEX-treated patients who continued to experience disease activity were randomized to add TYSABRI (n=589) or placebo (n=582) to their standard regimen.

The primary endpoint at one-year was the reduction in the rate of clinical relapses. The addition of TYSABRI to AVONEX resulted in a 54 percent reduction in the rate of clinical relapses over the effect of AVONEX alone (p<0.001). The annualized relapse rate was 0.36 for patients receiving TYSABRI when added to AVONEX versus 0.78 with AVONEX plus placebo.

Analysis of annualized relapse rate by pre-specified subgroups of disease severity, including baseline Expanded Disability Status Scale (EDSS) (measured on a scale 0-10) or relapse history, supported the primary endpoint finding. In patients with an EDSS greater than or equal to 4.0, TYSABRI reduced the relapse rate by 51 percent, while in patients with an EDSS less than 4.0, it reduced the relapse rate by 53 percent. Additionally, in patients with more than two relapses in the year prior to study entry, TYSABRI reduced the annualized relapse rate by 55 percent, while in patients with one relapse, TYSABRI reduced the annualized relapse rate by 53 percent.

SENTINEL also met all secondary endpoints, including MRI measures. In the group treated with TYSABRI plus AVONEX, 67 percent of patients developed no new or newly enlarging T2-hyperintense lesions compared to 40 percent in the AVONEX plus placebo group (p<0.001). On the one-year MRI scan, 96 percent of TYSABRI plus AVONEX-treated patients had no gadolinium-enhancing lesions compared to 76 percent of AVONEX plus placebo-treated patients (p<0.001). The proportion of patients who remained relapse-free was 67 percent in the TYSABRI plus AVONEX-treated group compared to 46 percent in the AVONEX plus placebo-treated group (p<0.001).


TYSABRI One-year Safety
The adverse event profile in SENTINEL and AFFIRM were similar at one year. Common adverse events included headache, fatigue, urinary tract infection, depression, lower respiratory tract infection, joint pain and abdominal discomfort. The rate of infection was approximately one per patient-year in both TYSABRI-treated patients and placebo-treated patients. Serious infections occurred in 1.3 percent of placebo treated patients and 2.1 percent of TYSABRI-treated patients. TYSABRI has been associated with hypersensitivity reactions, including serious systemic reactions, which occurred at an incidence of less than 1 percent of patients.


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The two PML cases reported in MS were in patients treated with more than two years of AVONEX plus TYSABRI.

TYSABRI Immunogenicity
All biologics have the potential to induce antibody formation. Analysis of the one-year results indicated a low level of immunogenicity associated with TYSABRI. Patients were tested for antibodies every 12 weeks in the AFFIRM and SENTINEL trials. Antibodies were detected in approximately 10 percent of patients at least once during treatment, with 6 percent of patients remaining persistently positive. Persistently positive antibodies were associated with a substantial decrease in efficacy and an increase in certain infusion-related adverse events. Almost all patients who tested positive for antibodies did so within the first 12 weeks of treatment.

"The one-year results from SENTINEL add to the compelling data set for TYSABRI. At the conclusion of our extensive safety evaluation, we hope to have a clearer understanding of the product's efficacy and safety profile and the prudent next steps," said Burt Adelman, MD, executive vice president, Development, Biogen Idec.

"Patient safety remains our first priority in all matters and these data will be considered within the context of our ongoing safety evaluation to determine the most appropriate future course," said Lars Ekman, MD, PhD, executive vice president and president, Research and Development, Elan.

GLANCE Results
Results from GLANCE, a Phase II study evaluating the safety and pharmacokinetics of TYSABRI when added to Copaxone(R) (glatiramer acetate), were also presented today at the AAN meeting. GLANCE is a 24-week study which enrolled 110 MS patients who were relapsing on Copaxone. When TYSABRI was added to Copaxone, there was no increase in the rate of new active MRI lesion formation, a safety measure and the primary endpoint of the study. Because of the short duration of this study, further study would be necessary to evaluate the safety and efficacy of TYSABRI when added to Copaxone.

About TYSABRI
Biogen Idec and Elan are collaborating equally on the development of TYSABRI in MS, Crohn's disease, and rheumatoid arthritis. On February 28, 2005, Biogen Idec and Elan announced that they voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials. Worldwide regulatory agencies are being kept informed of developments related to TYSABRI.

Information about TYSABRI, including the voluntary suspension of marketing, U.S. prescribing information and support services, is available through a single toll-free number (1-800-456-2255), and via www.TYSABRI.com.


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About Multiple Sclerosis

MS is a chronic disease of the central nervous system that affects approximately 400,000 people in North America and more than one million people worldwide. It is a disease that affects more women than men, with onset typically occurring between 20 and 40 years of age. Symptoms of MS may include vision problems, loss of balance, numbness, difficulty walking and paralysis.

About Biogen Idec
Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan
Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Safe Harbor/Forward Looking Statements
This press release contains forward-looking statements regarding the potential for TYSABRI. These statements are based on the companies' current beliefs and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially. There is no assurance, for example, that the serious adverse events discussed above were not caused by TYSABRI, that there are not or will not be more such serious adverse events or that we will be able to gain sufficient information to fully understand the risks associated with the product. There is also no assurance that the companies will be able to resume marketing and sales of TYSABRI. For more detailed information on the risks and uncertainties associated with TYSABRI and the companies' drug development and other activities, see the periodic and other reports of Biogen Idec Inc. and Elan Corporation, plc filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.